Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES FOURTH QUARTER 2025 FINANCIAL

RESULTS

ATHENS, Greece, March 5, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2025.

Key Quarterly Highlights

•	Ordered three latest-technology LNG carriers with deliveries in 2028 and 2029

•	Concluded the sale of a 13,696 TEU container vessel, the M/V Buenaventura Express

•	Took delivery of our first LCO2/multi-gas carrier, the Active

•	Announced dividend of $0.15 per share for the fourth quarter of 2025

Key Financial Highlights (continuing operations)

	Three-month period ended December 31,
	2025	2024	Increase/ (Decrease)
Revenues	$98.3 million	$97.6 million	0.7%
Expenses	$44.8 million	$44.5 million	0.7%
Interest expense and finance cost	$23.9 million	$33.4 million	(28.4%)
Net Income	$28.4 million	$20.8 million	36.5%
Average number of vessels[1]	13.0	13.0	0.0%

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“During the fourth quarter, we continued to execute on our strategy to build a leading gas transportation platform, delivering resilient earnings and strong cash generation from our modern LNG fleet. We expanded our long-term growth profile by ordering three latest-technology LNG carriers for delivery in 2028 and 2029, further reinforcing our position as the largest U.S.-listed LNG shipping company.

We also advanced our transition away from container shipping, agreeing to the sale of an additional Neo-Panamax container vessel in the fourth quarter, with the proceeds from the sale received in the first quarter of 2026 used to further strengthen our balance sheet. In early January, we took delivery of the Active, our first LCO2/multi-gas carrier, marking an important milestone as we enter emerging energy-transition markets, in parallel with our presence in commercially competitive conventional gas trades. Supported by our contracted cash flows, disciplined capital allocation, and substantial liquidity, we remain focused on funding our orderbook and creating long-term value for our shareholders.”

In November 2023, the Company announced its decision to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including LNG and emerging new commodities in connection with the energy transition. As part of this strategy, we agreed to acquire 11 newbuild LNG Carriers (“LNG/Cs”) and in June 2024, we further expanded the Company’s gas-focused portfolio with the acquisition of 10 gas carriers, including four liquid CO2 (“LCO2”) / multi-gas and six dual-fuel multi-gas carriers (the “Gas Fleet”). In December 2025, we ordered an additional three latest-technology LNG/Cs.

Since December 2023, the Company has also completed the sale of 14 container vessels. In view of this strategic shift, we present our financial results on a continuing operations basis, except for where reference is made to discontinued operations. Financial results from continuing operations include revenues, expenses and cash flows arising from 13 vessels in-the-water during Q4 2025, including 12 latest generation LNG/Cs and a 13,312 twenty-foot equivalent unit (“TEU”) Neo-Panamax container vessel.

Financial results from discontinued operations include revenues, expenses and cash flows arising from the 14 container vessels we have sold, following the announcement of our strategic shift in November 2023. Please refer to Appendix A Discontinued Operations.

Fleet Update

The first of our LCO2/multi-gas carriers, the Active (28,629 DWT, 22,000 CBM, low-pressure LCO2 carrier, Hyundai Mipo Dockyard Co., Ltd., South Korea) was delivered to the Company on January 5, 2026, and commenced a six-month time charter transporting LPG, with an option for a further six-month extension with an energy trading company. The acquisition of the Active was financed with $29.4 million cash on hand and a 12-year ECA-backed loan of $48.9 million. The loan is repayable in 48 quarterly instalments of $0.6 million, with a balloon payment of $18.0 million payable with the final instalment in December 2037. The Company may borrow an additional amount of up to $7.5 million if the vessel secures long-term employment.

Container Divestment Update

On October 29, 2025, the Company signed a memorandum of agreement (“MOA”) for the sale of the M/V Buenaventura Express (142,411 DWT / 13,696 TEU, eco container vessel, built 2023, Hyundai Samho Industries Co. Ltd, South Korea). The vessel was delivered to its new owners on January 19, 2026, and we recognized a total gain from the sale of $4.2 million. Cash proceeds were used to pay down outstanding debt of $84.4 million, with the remaining balance allocated to general corporate purposes. The divestment of this additional container vessel is consistent with the Company’s stated strategy to shift our strategic focus towards the transportation of various forms of gas to industrial customers, including LNG and emerging new commodities in connection with the energy transition. Since December 2023, CCEC has sold 14 container vessels generating gross proceeds of approximately $814.3 million. After this latest sale, the Company retains only a 13,312 TEU container vessel in its fleet, currently employed on a long-term time-charter through 2033, with options to extend through 2039.

Contracting of three latest-technology LNG/Cs

On December 29, 2025, CCEC announced that it had secured three LNG/C berths at HD Hyundai Samho Co., Ltd., with one vessel scheduled for delivery in the third quarter of 2028 and two further deliveries in the first quarter of 2029. The en bloc ship building price of these vessels is $769.5 million. The vessels have been designed to incorporate a number of upgrades in their specifications and are expected to rank amongst the most efficient LNG/Cs in the global fleet in terms of fuel consumption and boil-off rates.

With its latest order for three additional LNG/Cs, the Company reaffirms its strategic position as the largest US-listed LNG shipping company, with 12 LNG/Cs currently in the water and nine LNG/Cs on order (“Newbuild LNG/Cs”).

Under-Construction Fleet Update

The Company’s under-construction fleet includes nine latest generation LNG/Cs (comprising the remaining Newbuild LNG/Cs that have not yet been delivered to the Company) and the Gas Fleet. The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet as of December 31, 2025.

Capex Schedule of CCEC in USD million, as of December 31, 2025:

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	26	26	26	26	27	27	27	27	28	28	28	28	29	Total
Newbuild LNG/Cs	62.0	51.2	393.7	0.0	702.2	24.7	0.0	74.0	0.0	49.4	186.4	0.0	372.8	1,916.4
Gas Fleet	29.8	105.4	115.4	47.7	89.3	46.9	35.9	0.0	0.0	0.0	0.0	0.0	0.0	470.4

Total	91.8	156.6	509.1	47.7	791.5	71.6	35.9	74.0	0.0	49.4	186.4	0.0	372.8	2,386.8

The Company has paid by the end of the fourth quarter of 2025, $704.9 million in advances towards the acquisition of its under-construction fleet. The delivery instalment of the Active was paid in December 2025.

Overview of Fourth Quarter 2025 Results

Net income for the quarter ended December 31, 2025, was $28.4 million, compared with net income of $20.8 million for the fourth quarter of 2024.

Total revenue for the quarter ended December 31, 2025, was $98.3 million, compared to $97.6 million during the fourth quarter of 2024. The increase in revenue was attributable to the commencement of the long-term bareboat charter of LNG/C Axios II in the first quarter of 2025, partly offset by the scheduled hire rate step down of LNG/C Attalos.

Total expenses for the quarter ended December 31, 2025, were $44.8 million, compared to $44.5 million in the fourth quarter of 2024. Total vessel operating expenses during the fourth quarter of 2025 amounted to $16.5 million, compared to $16.1 million during the fourth quarter of 2024.

Total expenses for the fourth quarter of 2025 also include vessel depreciation and amortization of $21.9 million, in line with the fourth quarter of 2024. General and administrative expenses for the fourth quarter of 2025 amounted to $4.0 million, compared to $4.3 million in the fourth quarter of 2024, on the back of lower costs incurred in connection with our equity compensation incentive plan.

Total other expenses, net for the quarter ended December 31, 2025, were $25.2 million compared to $32.3 million incurred in the fourth quarter of 2024. Total other expenses, net include interest expense and finance cost of $23.9 million for the fourth quarter of 2025, compared to $33.4 million for the fourth quarter of 2024. The decrease in interest expense and finance cost was mainly attributable to the decrease in our average indebtedness and the weighted average interest rate charged on our debt compared to the fourth quarter of last year.

Company Capitalization

As of December 31, 2025, total cash, including discontinued operations, amounted to $295.6 million. Total cash includes restricted cash of $21.0 million, which represents the minimum liquidity requirement under our financing arrangements.

As of December 31, 2025, the Company’s total shareholders’ equity amounted to $1,499.4 million, an increase of $156.4 million compared to $1,343.0 million as of December 31, 2024. The increase for the year ended December 31, 2025 reflects net income (including net income from discontinued operations) of $170.8 million, amortization associated with the equity incentive plan of $5.8 million, net proceeds of $0.2 million under the Company’s ATM Program (as defined below) and $16.4 million of common shares issued under our Dividend Reinvestment Plan net of expenses, partly offset by dividends declared during the period for a total amount of $35.5 million and other comprehensive loss of $1.3 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge.

As of December 31, 2025, the Company’s total debt including discontinued operations was $2,454.3 million compared to $2,598.3 million as of December 31, 2024. As of December 31, 2025, the Company’s total debt from continuing operations was $2,369.9 million compared to $2,413.3 million as of December 31, 2024.

As of December 31, 2025, the weighted average margin on our floating debt, including discontinued operations amounting to $1,928.1 million, was 1.8% over SOFR and the weighted average interest rate on our fixed rate debt, amounting to $526.2 million, was 4.3%.

Issuance of €250.0 million unsecured bonds

On February 25, 2026, CCEC successfully completed the offering of €250.0 million of unsecured bonds to investors in Greece (the “Bonds”), which were admitted to trading in the category of fixed income securities of the Regulated Market of the Athens Exchange on February 26, 2026.

The Bonds will mature in 2033 and will bear a coupon of 3.75%, payable semi-annually.

The proceeds of the Bonds will be used to refinance the outstanding €150.0 million unsecured bond issued in 2021, as well as to partially fund CCEC’s capital expenditures and support the Company’s working capital needs. CCEC estimates the expenses related to the offering to be approximately €7.5 million.

ATM Program

On January 27, 2025, we entered into an Open Market Sale AgreementSM with Jefferies LLC, under which we may sell, from time to time through Jefferies LLC, acting as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million (the “ATM Program”). During the quarter ended December 31, 2025, the Company issued and sold 556 shares pursuant to the ATM Program at an average price of $21.14 per share gross of sale expenses.

Dividend Reinvestment Plan (“DRIP”)

The Company has implemented a Dividend Reinvestment Plan to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares. The DRIP is available to our existing shareholders and investors who may become our shareholders in the future outside of the DRIP. In November 2025, the Company issued 404,975 common shares under the DRIP at the price of $20.50 per share, gross of issuance costs.

Quarterly Dividend Distribution

On January 22, 2026, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the fourth quarter of 2025 which was paid on February 12, 2026, to shareholders of record on February 3, 2026.

LNG Market Update

The fourth quarter of 2025 saw the strongest spot LNG shipping market of the past two years. Spot charter rates for two-stroke vessels averaged approximately $76,000 per day during the quarter, peaking in November at around $150,000 per day—an impressive recovery from the depressed levels observed over the previous three quarters.

Unexpectedly higher production out of the U.S., pockets of floating storage opportunities, open arbitrage to the East, and logistical constraints at discharge ports collectively drove spot rates higher by more than 240% compared to their peak in the third quarter. This served as a stark reminder of the fragility of the LNG shipping supply–demand balance, where modest changes in cargo economics, production volumes, or port logistics can collectively have a disproportionate impact on freight markets.

Two-stroke vessels fully captured the benefits of the strengthening market, while rates for older, smaller, and less efficient tonnage improved only marginally. This divergence underscores the increasingly limited commercial relevance of older vessels going forward.

Mid- and long-term time charter rates softened slightly during the quarter, with multiple fixtures concluded in the low- to mid-$80,000 per day range, driven primarily by long-term fundamentals. Ordering activity increased materially in the fourth quarter following three comparatively quiet quarters by historical standards. A total of 23 LNG carriers were ordered during the quarter, 17 of which were placed in December alone. For context, only 21 vessels were ordered across the previous three quarters combined. This surge in ordering activity has resulted in upward pressure on newbuilding prices, with the latest contracts each concluded at slightly greater than $250.0 million per vessel.

As of quarter-end, 283 LNG carriers were on order, with 23 vessels delivered during the fourth quarter of 2025. Of the total orderbook, analysts estimate that only 35 vessels remain without committed employment, six of which are controlled by the Company.

LPG Market Update

CCEC has an additional nine gas carriers on order as part of its Gas Fleet, consisting of three LCO₂ / multi-gas carriers and six dual-fuel medium gas carriers .The deliveries commenced with the handy LCO2/multi-gas carrier Active (22,000 CBM, Hyundai) in January 2026, which has been immediately deployed under a six-month time charter transporting LPG, with an option to extend the charter for an additional six months.

Market conditions across both handy-sized and mid-size gas segments remained positive, with employment reflecting a balanced mix of spot exposure and short-term time charters. The multi-gas carrier (“MGC”) fleet amounts to 138 vessels, of which approximately 68% is secured on time charter coverage, with around 32% of the time charter fleet employed in ammonia trading. The semi-refrigerated handy-sized segment comprises 57 vessels, of which 49 are fixed on short term time charters (less than two years), with approximately 16% of the time charter fleet engaged in ammonia trading during the fourth quarter of 2025.

Earnings were supported by stable rates and strong utilization, particularly in the handy-sized segment, driven by continued butadiene flows to the Far East and ambient Iraqi LPG exports. The MGC segment recorded its strongest fixing quarter in recent years, benefiting from robust US LPG export volumes that tightened VLGC availability. Elevated VLGC rates encouraged charterers to seek alternative tonnage, supporting strong earnings throughout the reporting period.

Looking ahead, supply growth in the semi-refrigerated handy-sized segment remains limited. Looking into 2026, there are only seven vessels scheduled for delivery until year end, representing approximately 12% of the existing fleet. The MGC segment saw two newbuildings delivered during the fourth quarter of 2025, with a further 22 vessels expected over the next 12 months, equating to approximately 16% of the current fleet.

Time charter rates remained firm during the fourth quarter, with semi-refrigerated handy-sized vessels assessed at $31,000 per day for one year, while fully refrigerated MGCs (40,000 cbm conventional) rates were assessed at $32,000 per day.

Corporate Governance Update

The Climate Disclosure Project (CDP) is a global environmental disclosure system used by companies, capital markets and other stakeholders to assess and compare reported environmental information. Operating in more than 90 countries, the CDP is spearheading a global push to integrate climate risk and social responsibility into strategic planning for businesses, municipalities, and beyond. CCEC is pleased to announce that, following its first CDP disclosure, the Company has scored a “B” rating.

Conference Call and Webcast

Today, March 5th, 2026, the Company will host an interactive conference call at 8:30 a.m. Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Clean Energy” to the operator and/or conference ID 13759104. Click here for participant International Toll-Free access numbers. Alternatively, participants can register for the call using the “Call Me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 14 high specification vessels, including 12 latest generation LNG/Cs, one legacy Neo-Panamax container vessel, and one handy LCO2/multi-gas carrier. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and three handy LCO2/multi-gas carriers, to be delivered between the second quarter of 2026 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month periods ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
Revenues	98,348	97,610	392,706	339,549

Expenses:
Voyage expenses	2,476	2,417	7,733	9,833
Vessel operating expenses	14,201	13,650	59,083	50,170
Vessel operating expenses - related parties	2,312	2,412	9,144	8,722
General and administrative expenses	3,955	4,272	15,598	16,682
Vessel depreciation and amortization	21,886	21,766	87,213	76,454

Operating income, net	53,518	53,093	213,935	177,688

Other (expense) / income, net:
Interest expense and finance cost	(23,907)	(33,409)	(103,128)	(125,760)
Other (expense) / income, net	(1,258)	1,106	2,587	3,262
Total other expense, net	(25,165)	(32,303)	(100,541)	(122,498)

Net income from continuing operations	28,353	20,790	113,394	55,190

Net income from discontinued operations	8,165	81,466	57,365	138,444

Net income from operations	36,518	102,256	170,759	193,634

Net income attributable to General Partner	—	—	—	743
Deemed dividend to General Partner	—	—	—	46,184
Net income attributable to unvested shares	—	391	—	808
Net income attributable to common shareholders	36,518	101,865	170,759	145,899
Net income from continuing operations per:
Common shares, basic and diluted	0.48	0.35	1.92	0.15
Weighted average shares outstanding:
Common shares, basic	59,302,122	58,390,900	58,919,848	56,094,666
Common shares, diluted	59,703,282	58,390,900	59,191,879	56,094,666
Net income from discontinued operations per:
Common shares, basic and diluted	0.14	1.39	0.97	2.45
Weighted average shares outstanding:
Common shares, basic	59,302,122	58,390,900	58,919,848	56,094,666
Common shares, diluted	59,703,282	58,390,900	59,191,879	56,094,666
Net income from operations per:
Common shares, basic	0.62	1.74	2.90	2.60
Common shares, diluted	0.61	—	2.88	—
Weighted average shares outstanding:
Common shares, basic	59,302,122	58,390,900	58,919,848	56,094,666
Common shares, diluted	59,703,282	58,390,900	59,191,879	56,094,666

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$273,843	$312,654
Trade accounts receivable	8,437	3,689
Prepayments and other assets	7,437	7,194
Due from related party	—	1,131
Inventories	3,982	4,427
Claims	1,044	865
Current assets of discontinued operations	124,238	75,583

Total current assets	418,981	405,543

Fixed assets
Advances for vessels under construction – related party	54,000	54,000
Vessels, net and vessels under construction	3,516,778	3,289,660

Total fixed assets	3,570,778	3,343,660

Other non-current assets
Above market acquired charters	66,597	101,574
Deferred charges, net	3,483	361
Restricted cash	21,047	22,521
Derivative asset	13,682	1,574
Prepayments and other assets	546	4
Non-current assets of discontinued operation	—	237,645

Total non-current assets	3,676,133	3,707,339

Total assets	$4,095,114	$4,112,882

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	$297,043	$117,126
Trade accounts payable	11,129	14,615
Due to related parties	5,607	3,542
Accrued liabilities	37,717	31,160
Deferred revenue	29,413	29,804
Derivative liabilities	—	18,114
Current liabilities of discontinued operations	103,514	29,130

Total current liabilities	484,423	243,491

Long-term liabilities
Long-term debt, net	2,057,294	2,277,957
Below market acquired charters	53,531	65,923
Deferred revenue	499	634
Non-current liabilities of discontinued operations	—	181,908

Total long-term liabilities	2,111,324	2,526,422

Total liabilities	2,595,747	2,769,913

Commitments and contingencies

Total shareholders’ equity	1,499,367	1,342,969

Total liabilities and shareholders’ equity	$4,095,114	$4,112,882

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$170,759	$193,634
Less: Net income from discontinued operations	57,365	138,444
Net income from continuing operations	113,394	55,190
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	87,213	76,454
Amortization and write-off of deferred financing costs	3,738	3,028
Amortization / accretion of above / below market acquired charters	22,586	17,052
Amortization of ineffective portion of derivatives	(210)	(209)
Equity compensation expense	6,395	6,918
Change in fair value of derivatives	(18,114)	10,934
Unrealized bonds exchange differences	19,775	(9,848)
Changes in operating assets and liabilities:
Trade accounts receivable	(4,748)	(1,799)
Prepayments and other assets	(785)	525
Due from related party	1,131	716
Inventories	445	(1,904)
Claims	(752)	—
Trade accounts payable	(2,566)	5,634
Due to related parties	2,065	1,386
Accrued liabilities	5,264	13,403
Deferred revenue	(526)	7,337
Dry Docking - paid	(1,488)	—

Net cash provided by operating activities of continuing operations	$232,817	$184,817

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(315,121)	(1,200,978)
Proceeds from insurance claims	573	—
Expenses paid for sale of vessels	(220)	(219)

Net cash used in investing activities of continuing operations	$(314,768)	$(1,201,197)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	44,454	1,582,000
Deferred financing costs paid	(1,462)	(12,911)
Payments of long-term debt	(120,868)	(780,910)
Proceeds from offering, net of commissions paid	207	—

Rights offering costs paid	(498)	(476)
Dividends paid	(18,997)	(33,813)

Net cash (used in) / provided by financing activities of continuing operations	$(97,164)	$753,890

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(179,115)	$(262,490)

Cash flows from discontinued operations
Operating activities	9,245	55,030
Investing activities	230,195	448,059
Financing activities	(100,610)	(108,902)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	138,830	394,187

Net (decrease) / increase in cash, cash equivalents and restricted cash	(40,285)	131,697

Cash, cash equivalents and restricted cash at the beginning of the year	$335,175	$203,478

Cash, cash equivalents and restricted cash at the end of the year	$294,890	$335,175

Supplemental cash flow information
Cash paid for interest	$107,022	$131,870
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	2,929	4,140
Capitalized dry-docking costs included in liabilities	4,021	4,149
Deferred financing and offering costs included in liabilities	60	86
Expenses for sale of vessels included in liabilities	1,870	5,396
Dividends reinvestment plan issuance of new shares	16,475	—
Seller’s credit agreements in connection with the acquisition of vessel owning companies	—	134,764
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	273,843	312,654
Restricted cash - non-current assets	21,047	22,521

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$294,890	$335,175

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income (In thousands of United States Dollars)

	For the three-month periods ended December 31,		For the years ended December 31,
	2025	2024	2025	2024
Revenues	4,113	20,299	28,886	100,439

Expenses / (income), net:
Voyage expenses	95	387	662	2,114
Vessel operating expenses	1,056	4,382	6,390	22,536
Vessel operating expenses - related party	115	655	836	3,443
Vessel depreciation and amortization	397	2,426	6,983	20,720
Gain on sale of vessels	(7,492)	(72,205)	(53,705)	(103,807)

Operating income, net	9,942	84,654	67,720	155,433

Other (expense) / income, net:
Interest expense and finance cost	(1,776)	(3,321)	(10,572)	(17,203)
Other (expense) / income, net	(1)	133	217	214

Total other expense, net	(1,777)	(3,188)	(10,355)	(16,989)

Net income from discontinued operations	8,165	81,466	57,365	138,444

During the year ended December 31, 2025, the Company disposed of the following vessels recognizing, a gain on sale of vessels of $53,705.

Vessel	MOA Date	Delivery date
M/V Hyundai Privilege	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	September 12, 2024	March 10, 2025
M/V Manzanillo Express	August 7, 2025	October 6, 2025

III.	Discontinued Operations - Unaudited Condensed selected balance sheets information (In thousands of United States Dollars)

	As of December 31,	As of December 31,
	2025	2024
Cash and cash equivalents	$680	$1,371
Trade accounts receivable	92	800
Inventories	—	417
Prepayments and other assets	1,205	1,226
Claims	49	49
Assets held for sale	122,212	71,720

Current assets of discontinued operations	124,238	75,583

Vessels, net	—	237,645

Non-current assets of discontinued operations	—	237,645

Current portion of long-term debt, net	—	11,257
Trade accounts payable	2,446	3,530
Accrued liabilities	9,017	13,440
Deferred revenue	—	903
Liabilities associated with vessel held for sale	92,051	—

Current liabilities of discontinued operations	103,514	29,130

Long-term liabilities	—	172,172
Below market acquired charters	—	9,736

Non-current liabilities of discontinued operations	—	181,908

On August 7, 2025, the Company entered into a MOA, to sell the M/V Manzanillo Express to an unaffiliated party for total consideration of $118,500. At that date, the Company considered that the M/V Manzanillo Express met the criteria to be classified as held for sale and is included in “Non-current assets of discontinued operations” in the summarized unaudited condensed selected balance sheet information from discontinued operations as of December 31, 2024. As of the MOA date the M/V Manzanillo Express fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized. The vessel was delivered to its new owner on October 6, 2025.

On October 29, 2025, the Company entered into a MOA, to sell the M/V Buenaventura Express to an unaffiliated party for total consideration of $120,100. At that date, the Company considered that the M/V Buenaventura Express met the criteria to be classified as held for sale and is included in “Current assets from discontinued operations” in the summarized unaudited condensed selected balance sheet information from discontinued operations as of December 31, 2025, and 2024. As of the MOA date the M/V Buenaventura Express fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized. The vessel was delivered to its new owner in January 2026.